FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

04045009



FOSTER'S
GROUP

For your information as released to

The Australian Stock Exchange.

Inspiring Global Enjoyment

Fosters Brewing

With Compliments

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,031,105	600,000
4	Total consideration paid or payable for the shares	100,720,460	2,775,026

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.64 lowest price paid: 4.61 highest price allowed under rule 7.33: 4.88

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

177,368,895

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 6 Sept 2004
Robert Dudfield – Assistant Company Secretary

Print name: ....
== == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22/12/2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,631,105	151,735
4	Total consideration paid or payable for the shares	$103,495,486	$700,773

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.62 Lowest price paid: $4.61 Highest price allowed under rule 7.33: $4.86

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an
     intention to buy back a maximum
     number of shares - the remaining
     number of shares to be bought
     back

     177,217,160

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-
      back.

2.   There is no information that the listing rules require to be disclosed that has not already
      been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 07-Sep-04
                    Robert Dudfield - Assistant Company Secretary

Print name: ....
                    == == == == ==



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,830
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Rank Equally

5   Issue price or consideration

Pursuant to participation in the Foster's Long Term Incentive Plan the shares were at nil consideration.

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Shares issued in respect of the Foster's Long Term Incentive Plan for a participant in the 2000 offer.

7   Dates of entering +securities into uncertificated holdings or despatch of certificates

6 September 2004

8   Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,998,588,320	Fully paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	998,310	Partly Paid Ordinary
		1,990,000	Unlisted Options on Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☐   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
        1 - 1,000
        1,001 - 5,000
        5,001 - 10,000
        10,001 - 100,000
        100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. ·

Sign here: .... Date: 7 September 2004
                          Assistant Company Secretary

Print name: ...Robert Keith Dudfield...

== == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22/12/2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,782,840	600,000
4	Total consideration paid or payable for the shares	$104,196,259	$2,773,680

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.63 Lowest price paid: $4.62 Highest price allowed under rule 7.33: $4.85

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an
intention to buy back a maximum
number of shares - the remaining
number of shares to be bought
back

176,617,160

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-
back.

2.   There is no information that the listing rules require to be disclosed that has not already
been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 08-Sep-04
              Robert Dudfield - Assistant Company Secretary

Print name: ....
                        == == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	22/12/2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,382,840	450,000
4	Total consideration paid or payable for the shares	$106,969,939	$2,071,440

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.61 Lowest price paid: $4.59 Highest price allowed under rule 7.33: $4.85

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

176,167,160

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 09-Sep-04
              Robert Dudfield - Assistant Company Secretary

Print name: ....
                           == == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	22/12/2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,832,840	400,000
4	Total consideration paid or payable for the shares	$109,041,379	$1,836,480

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.61 Lowest price paid: $4.58 Highest price allowed under rule 7.33: $4.84

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

175,767,160

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 10-Sep-04
              Robert Dudfield - Assistant Company Secretary

Print name: ....
               == == == == ==